EMPLOYMENT CONTRACT

The undersigned:

1.
The private company with limited liability to Dutch law EURAMAX B.V., with its registered office at Roermond, with its principal place of business at (6045 JG) Roermond at the Industrieweg 6, duly represented in this matter by its CEO, Mr. H. Sawyer, hereinafter referred to as “the Employer”;

and

2.	Mr. J. (Jan) Timmerman, residing at Kleidonk 14 (6641 LN) Beuningen, the Netherlands, hereinafter referred to as “Employee”.

Agree the following:

Article 1	Position and duration of the employment contract

1.1
With reference to your appointment as Executive Employee, you will fulfil the position of Managing Director and President with Euramax BV. The Employer shall engage the Employee as specified in the attached letter of appointment which forms part of this agreement. The Employee shall be stationed at the location specified in the aforementioned letter, which is accepted by the Employee.

1.2.
The Employer with her office at Roermond shall engage the Employee as of July 1st 2014 for an indefinite period of time. Retirement will start no later than the day the employee becomes entitled to AOW benefit.

Article 2	Probation
Not applicable

Article 3	Salary
The gross annual salary as of July 1st 2014 is set at € 270.012 gross (including, but not limited to, holiday allowance etc.). The gross-salary will be paid in 12 equal monthly installments of € 22.501 gross to be paid before the end of each month at the latest.

Article 4	Annual incentive
Apart from the salary the Employee is eligible for an annual incentive (EICP bonus plan), related to the position, the gross on target amount of which is currently 35% of Employee’s gross salary per annum (see also the terms of employment for executives). These terms shall be deemed an integral part of the employment contract.

The bonus opportunity amounts to a percentage of the gross basic annual salary minus the 8% holiday allowance which in included in the gross annual salary of the executive (gross annual basic salary divided by 12,96 times 12).

The for the executive applicable percentage is 35% and will be mentioned in a letter under separate cover and is confirmed in this employment contract. The actual bonus payment depends on the extent to which previously set targets were met in the applicable accounting year, as evaluated by the Board of Management.

The executive will be informed about the content of this Bonus Plan separately via our mother company in the USA.

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Article 5	Long-term incentives

There are several Long Term Incentive Plans, consisting of Phantom Stock Option Plans and a Restricted Stock Unit Plan . The Board of Management, with the approval of the Supervisory Board and within the Company’s General Meeting of Shareholders, may yearly decide to adopt a long-term incentive plan on an annual basis. It is up to the discretion of your management and your performance, whether the Employee will be proposed for a grant. The executive will be informed about the applicable Plan under separate cover.

According to the former contract it has been decided that the Managing Director & President was granted 500 shares of restricted stock units of Euramax Holdings, Inc. pursuant to the 2009 Executive Incentive Plan (the ‘RSU plan’). The aforementioned grant and the restricted shares itself are subject to the terms and conditions of the RSU Plan and the Restricted Stock Agreement, which the employee was entered into by the commencement of the Labor Contract with Euramax Coated Products B.V.

Article 6	Vacation

6.1
The Employee is entitled to 25 day vacation per year on the basis of a full working week. Of the 25 total, 20 days are legal minimum as stipulated by law, 5 days are extra legal days. If the employment term lasts less than a year, and/or the employment time is not a full working week, then the number of vacation days is reduced proportionally.

6.2	Vacation days will be taken in mutually agreement between Employer en Employee. Applications for vacation days or days off should be made at least 14 days in advance.

Article 7	Pension
The amended appointment implies change to your participation in the PME (Metalektro) retirement plan. As from July 1st your pension rights will be insured with Delta Lloyd. The extended pension scheme (also with Delta Lloyd) will remain unchanged. This in accordance with the pension rights as described in the arrangement for Executives. The previously acquired claims to retirement benefits will remain unchanged.

Article 8	Benefits
You are entitled to the benefits as described in the terms of employment for Executives; this employment contract and the letter of appointment.

Article 9	Duties
The Employee shall dedicate his full business time and attention to rendering such operational, sales, administrative, financial and other executive and managerial services to the Company which are consistent with the Employee’s position as Managing Director & President.
The Employee shall perform his duties with due observance of the Company’s articles of association and the instructions of its ultimate shareholder, Euramax International Inc. (‘Euramax International’). The Employee will report directly to Euramax International’s Chief Executive Officer (‘CEO’).

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Article 10	Termination

10.1
Upon notice of termination of the present employment contract before the moment as referred to in article 1 has been reached, the company will observe a notice period of 6 months and the Employee will observe a notice period of 3 months. Notice will be given as per end of the month.

10.2
In any case this employment contract will end automatically by operation of law, without notice of termination or any announcement being required on the day that the Employee becomes eligible for state pension benefits (AOW).

Article 11	General Terms of Employment Executives

11.1
The General Terms of Employment Executives accompanying this contract shall be deemed part of the contract. The Employee declares that he has received a copy of these General Terms of Employment Executives and has duly noted the provisions set forth therein.

11.2
Changes in or additions to these General Terms of Employment Executives, as well as newly Issued Terms of Employment, shall be deemed part of this contract and shall apply from the date they become effective.

11.3	The Employee shall be informed in good time of any changes of the kind referred to in paragraph 2.

Article 12	Secrecy/Disclosure of Information

12.1
The Employee shall give an undertaking to the Employer not to communicate in any way to third parties, neither during this contract with the Employer nor after its termination, any information having come to his notice concerning or relating to the affairs both of the Employer and of Employer's affiliates which he knows or should know to be secret, unless with the prior written authorization of the Employer or of the affiliate in question. Nor shall the Employee accept or stipulate any financial or other benefits from third parties, either directly of indirectly.

12.2
The Employee shall not privately possess, show, or make available to third parties any files, business records, correspondence, drawings, calculations, and other documents of any nature whatsoever relating to the above affairs, or any copies, transcripts, or notes made of such documents, unless with the prior written authorization of the Employer or of the affiliate in question.

12.3
All such correspondence, notes, drawings, calculations, etc., even if made on the Employee's own paper or addressed to him personally, shall forthwith be surrendered to the Employer upon the first demand but in any event at the termination of the employment. In case of termination of the employment all company property (such as data carriers) should be handed over to the Employer upon the first demand.

12.4
In the framework of the protection of privacy, the Employee shall not use any of the data from the personnel files which, professionally or otherwise, have come to his notice, in ways not compatible with the purposes for which the files were created or not strictly related to the proper exercise of his duties, nor shall he disclose any of these data to persons not authorized to have access to this information.

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12.5
The Employee declares that he knows that data concerning him are stored in the automated personnel and information system(s) used by the Employer. The Employer engages not in any way to furnish third parties with any data relating to the Employee, neither during his employment nor thereafter, without Employee's express consent, unless and insofar as this ensues from the purposes for which the files were created or from a legal obligation to do so.

Article 13	Non-competition Clause
During this Employment Agreement, as well as during a period of twelve (12) months after termination of this Employment Agreement, the Employee may not carry out any activities within The Netherlands in any way and in any form, either on the basis of an employment agreement, or in her own name, or by means of a collaboration with other natural persons or legal persons, which activities are equal, similar or related to the activities of the Employer or any affiliated companies. This includes (financial) participation interest in and/or (in)direct control of companies that are equal, similar, or related to the competitive activities of the Employer or any affiliated companies. The stipulations set forth in this Article will remain valid even in the event that Employee's job description has changed.

Article 14	Ancillary Activities
The Employee may not perform any ancillary activities, paid or unpaid, in whatever form or manner, without prior written approval. This prohibition includes occupation of positions as member of a supervisory board or management board.

Article 15	Work of Exceptional Merit

15.1
If the Employee should produce work of exceptional merit which is to be regarded as the fruit of or as resulting from his employment with the Employer and which may give rise, in the Netherlands or elsewhere, to the creation of rights of industrial and intellectual ownership, which, in the sense of this agreement, in any event covers inventions, products of industrial design, computer programs, and the like, the Employer shall have a title to such work.

15.2
The Employee is obliged to transfer any rights relating to the aforementioned activities to the Employer in the shortest possible term, both in The Netherlands and elsewhere, if and in so far as these rights do not accrue to the Employer by virtue of the law and/or this Employment Agreement.

15.3
Even after the Employment Agreement has been terminated, the Employee is still obliged to co-operate in every way with the Employer with regard to the establishment, disposal, and enforcement of any rights belonging to and/or transferred within the meaning of this Article 14.

15.4
When he has produced such work, the Employee shall forthwith notify the Employer thereof and undertake all actions which the Employer may require of him to establish, manage, and maintain the rights referred to in this article.

15.5	If a patent application is filed in respect of the work, the Employer shall take steps to ensure that the Employee's name is recorded in the patent concerned - if the Employee should desire so.

15.6	All expenses arising from the above obligations of the Employee shall be for Employer's account.

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15.7
If the Employer decides to exercise his title to the work, the Employee shall be entitled, insofar as he cannot be deemed to receive adequate compensation therefore in his salary, in his salary prospects, or in a special supplementary payment, to a fair bonus, commensurate with the importance of the work in cash terms and the conditions under which the work was done.

Article 16	Additional Functions

16.1
The Employee may not perform any ancillary activities, paid or unpaid, in whatever form or manner, without prior written approval. This prohibition includes occupation of positions as member of a supervisory board or management board. During the term of employment the Employee will not fulfill any additional positions outside the performance of his employment with Employer or carry out any additional tasks or duties elsewhere, either for a fee or not, without the prior written approval of the Employer, and at the discretion of the Employer. Failure to comply with the obligations of this Article 15 can be regarded as immediate grounds for dismissal by the Employer, and Employer may, in its discretion, employ the penalty set forth in Article 16 of this Employment Agreement.

16.2
At the written and substantiated request of the Employee, the Employer may grant general or specific approval to deviate from the stipulations of this Article 15. The Employer may attach certain conditions to the approval in its discretion.

Article 17	Penalty Clause
Contrary to article 7:650 paragraph 6 of the Dutch Civil Code, the Employee will, in the event of any violation of the stipulations in Articles 12,13, 14, and 15 of this Employment Agreement be accountable for an immediately payable penalty to the benefit of the Employer of 20.000.00 Euros in one payment per violation, increased by an amount of 5.000.00 Euros for every day that the violation continues, without prejudice to the other rights of the Employer by virtue of the law or this Employment Agreement, such as the right to fulfilment of a violated stipulation or to demand an injunction or, instead of this penalty, compensation, as well as to terminate this Employment Agreement, if it is still in existence.

Article 18	Place of Residence
If the Employee wishes to live beyond normal commuting distance from his place of work he shall first obtain Employer's approval. Such approval shall not be withheld unless the situation is prejudicial to the proper performance of the Employee's duties.

Article 19	Mobility

19.1	Employment with the Employer may involve the Employee's assignment or transfer to an affiliated company and/or his relocation.

19.2	Employment by the Employer may involve the Employee's assignment to a different position, with or without his relocation.

19.3	Any change in the Employee's position as set forth in paragraphs 1 and 2 shall be made only after previous consultation between the Employer and the Employee.

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Article 20	Insurance Policies
Subject to the acceptance of the Employee under normal premium conditions by an insurer designated by the Company, the Company shall take both a travel insurance and a director’s liability insurance (bestuurder aansprakelijkheidsverzekering) for the Employee. The cost of the premium for this insurance shall be borne by the Company.

Article 21	Intellectual Property

21.1
All intellectual property rights pertaining to any creation, discovery or invention by the Employee, whether or not made by him independently, connected to the activities of either the Company or an enterprise affiliated therewith shall accrue to the Company, irrespective of whether the creation, discovery or invention took place during or outside working hours and irrespective of whether the Employee’s position either directly or indirectly entails creative, exploratory or inventive work, including the creation of intellectual property. This provision shall also apply to creations, discoveries and inventions as described above made within a period of one year following the termination of this employment agreement.

21.2	Unless otherwise provided for by law, the Employee shall not acquire any right to be identified as the creator, discoverer or inventor of any such intellectual property.

21.3
The Employee shall immediately report all creations, discoveries and inventions to the Company, and shall do everything necessary to make possible the acquisition by, or transfer to, the Company of any intellectual property rights in that regard.

21.4
The Employee shall do whatever may be required on his part to obtain the maximum possible protection of such intellectual property. Where the protection of intellectual property requires an application, an act of filing or a similar act, this shall be done solely in the name of the Company.

21.5	The Employee acknowledges that his salary includes remuneration for all creations, discoveries and inventions made, solely or jointly, by him, including the creation of intellectual property.

Article 22	Non solicitation
During the term of this employment agreement as well as for a period of two (2) years after the termination of this employment agreement, the Employee shall refrain from, either directly or indirectly:

I.	Engaging individuals who are on the payroll of the Company or any enterprise affiliated with the Company or who were so during the Employee’s employment; and/or

II.
Soliciting or entering into commercial relationships with any person or entity which is a client of the Company or any enterprise affiliated with the company at the date on which the employment agreement terminates, or was a client during the three year period prior to that date even if such contact is initiated by these customers or relations.

Article 23	Golden Parachute
If at any time the Company (or the relevant corporate body of the Company, as the case may be) terminates this employment agreement, the Employee shall be entitled to a lump sum compensation of an amount equal to the product of the Cantonal Court Formula (Kantonrechtersformule) with a correction factor of C=I, but with a minimum amount of (a) the annual total salary, as referred to in Article 3, in the applicable year; and (b) the average bonus, as referred to in Articles 4 and 5, for the last 3 calendar years preceding the termination of the employment agreement, provided that:

I.
Said compensation may not exceed the income to which the Employee would have been entitled if the Employee had remained in the employment of the Company from the date of termination until reaching the age of retirement age as provided in Article 1.2; and

II.
If a court awards any compensation to the Employee as a result of proceedings on the basis of Articles 7:681 or 7:685 of the Dutch Civil Code, the amount of such award shall be deducted from the amount of compensation to which the Employee is entitled under this provision.

The Employee shall not be entitled to the compensation as provided for under this provision if:

I.	The Employee terminates this employment agreement (resigns) on his own accord;

II.	The employment agreement is terminated by operation of law as provided for under Article 1.1;

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III.
The employment agreement is terminated on grounds for which the Employee is to blame (te verwijten) as well as on grounds which qualify as an urgent cause (dringende reden) as set out in Article 7:678 of the Dutch Civil Code.

Article 24	Payment
Payment of the amounts due by the Employer to the Employee shall be made by remittance to a bank or postal giro account indicated by the Employee or in some other way specified by the Employer.

Article 25	Default Obligations after termination of employment

25.1
When and if the Employee within four weeks after the employment has ended becomes sick (due to disability is unable to carry out his duties completely or in part) , he is obliged to notify the Employer immediately in writing.

25.2
Both the Employee referred to in paragraph 1 or the Employee who is ill (due to disability is unable to carry out his duties completely or in part) at the time when he is no longer employed by Employer, is required to comply strictly the rules for illness, - including re-integration requirements, as well as the instructions of the company doctor.

25.3	The Employee is obliged to comply strictly to all obligations under the sickness law.

25.4
The Employee is obliged to do nothing that hinders recovery from the illness and/or disability. And has to do everything that might speed up a soon recovery; including by or on behalf of the Employer offered reintegration efforts.

25.5
In case of violation of the above, the (former)Employee forfeits - for the benefit of the Employer- each time a immediately payable fine, without required prior warning or notice of € 1000,-- payable in whole. This amount will be increased with € 250 - per day for each day that the violation continues. Without prejudice to the right of the Employer to claim fulfillment of the above and / or indemnification.

Article 26	Concluding Stipulations

26.1
This Employment Agreement replaces all previous oral or written agreements between the parties. Any translation of this Employment Agreement into other languages will be for reference only and will not be binding.

26.2	The Employer has the right to change the terms and conditions of employment as set forth in this Employment Agreement pursuant to, without limitation, article 7:613 of the Dutch Civil Code.

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Article 27	Applicable law and competent court
The parties declare that Dutch law applies to this contract. The legally competent Dutch court is exclusively authorized to take cognizance of any disputes between the parties which result from the interpretation or execution of this Employment Agreement.

Thus agreed and signed in duplicate at Roermond on September 24 ,2014

H. Sawyer	S. Reddy
President	Chief Administrative Officer,
Euramax International, Inc.	General Counsel & Corporate Secretary
Euramax International, Inc

J. Timmerman
Managing Director and President
Euramax International

Attachments:
Letter of appointment (with:
1. Salary calculation
2. Holiday & leave (atv) calculation
Terms of employment for executives in the Netherlands (with:
3. overview personnel manual ECP
4. information Delta Lloyd disability insurances
5. Information Delta Lloyd pension insurance (to be send under separate cover)

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